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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Affiliated Bankers Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 S Mopac Expressway, Building V, Suite 140
(No. and Street)

Austin (City) TX (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

512-479-8200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company
(Name – *if individual, state last, first, middle name*)

PO Box 27887 (Address) Austin (City) TX (State) 78755 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DocuSign Envelope ID: D71699F9-EA24-41F5-89C0-DD112BCB3EB9

OATH OR AFFIRMATION

I, John Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Affiliated Bankers Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SANDRA DAVILA
Notary Public, State of Texas
Comm. Expires 09-12-2022
Notary ID 10418210

DocuSigned by:
[signature]
955673CCC69C...
Notary Public

DocuSigned by:
John Adams
91068471CF00497...
Signature

Principal and Head of Investment Banking
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Affiliated Bankers Capital, LLC

Financial Statements and Supplemental Schedules
(With Report of Independent Registered Public
Accounting Firm Thereon)

December 31, 2020

AFFILIATED BANKERS CAPITAL, LLC
Index to Financial Statements and
Supplemental Schedules
December 31, 2020

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Affiliated Bankers Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Affiliated Bankers Capital, LLC, as of December 31, 2020, the related statement of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Affiliated Bankers Capital, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Affiliated Bankers Capital, LLC's management. Our responsibility is to express an opinion on Affiliated Bankers Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Affiliated Bankers Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possessions or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Affiliated Bankers Capital, LLC's financial statements. The supplemental information is the responsibility of Affiliated Bankers Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Affiliated Bankers Capital, LLC's auditor since 2020.

Austin, Texas
February 10, 2021

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

AFFILIATED BANKERS CAPITAL, LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	56,117
Total assets	$	56,117
Liabilities and Members' Equity		
Liabilities		
Accrued Liabilities		-
Total liabilities		-
Members' equity		56,117
Total liabilities and members' equity	$	56,117

See notes to the financial statements and independent registered public accounting firm.

AFFILIATED BANKERS CAPITAL, LLC
Statement of Operations
For the Year Ended December 31, 2020

Revenues:		
Professional services, related party	$	308,870
Total revenues		308,870
Operating expenses:		
Professional fees		13,325
Insurance		792
Related Party Labor Allocation		185,795
Related Party Commission Allocation		107,538
Total operating expenses		307,450
Net income before income taxes		1,420
Income tax expense		-
Net income	$	1,420

See notes to the financial statements and independent registered public accounting firm.

AFFILIATED BANKERS CAPITAL, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2020

Balance at December 31, 2019	$	284,697
Net income		1,420
Capital Withdrawal		230,000
Balance at December 31, 2020	$	56,117

See notes to the financial statements and independent registered public accounting firm.

AFFILIATED BANKERS CAPITAL, LLC

Statement of Cash Flows

For the Year Ended December 31, 2020

Cash flows from operating activities:		
Net income	$	1,420
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in assets and liabilities:		
Prepaid Related Party Expenses		198,926
Payables to related parties, net		-
Accrued expenses and other liabilities		(210,704)
Net cash provided by operating activities		(10,359)
Financing Activities		
Capital Withdrawal		(230,000)
Net cash provided by financing activities		(230,000)
Net increase in cash		(240,359)
Cash and cash equivalents at beginning of year		296,476
Cash and cash equivalents at end of year	$	56,117
Supplemental disclosures of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

See notes to the financial statements and independent registered public accounting firm.

AFFILIATED BANKERS CAPITAL, LLC
Notes to the Financial Statements
December 31, 2020

Note 1 - Nature of Business

Affiliated Bankers Capital, LLC (the "Company"), a Texas limited liability company, was organized in September 1999. The Company processes brokerage transactions in the banking industry solely for ASCIB, L.P., a related party through common ownership. The Company is registered as a broker/ dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has two offices located in Texas. The Company does not claim an exemption form Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within three months or less from the date of the financial statements to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments and Credit Risk
Financial instruments that potentially subject the Company to credit risk include cash and receivables from customers.

Income Taxes
The Company elected to be taxed as a partnership under the provisions of the Internal Revenue Code. As a result, all federal income tax liability or expense is paid by the members of the Company.

The Company is subject to Texas franchise tax. The tax is based on taxable margin, as defined under the law, rather than being based on federal taxable income. For Texas Franchise Tax, the Company is considered an affiliate of Sheshunoff Management Services and is included in the Combined report filed yearly by Sheshunoff Management Services. For the year ended December 31, 2020, the Company's allocated Texas Franchise Tax expense is not significant.

Revenue Recognition
The Company processes brokerage transactions in the banking industry solely for ASCIB, L.P. Each time ASCIB enters into a transaction, the Company receives a commission based on a related party agreement. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Related Party Commissions
The investment banking fees are earned from providing merger-and acquisition and advisory services. Investment banking transactions may be completed on a best efforts basis.

Subsequent Events
The company has evaluated subsequent events through February 10, 2021, the date the financial statements were available to be issued. There are no subsequent events requiring recognition or disclosure.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by financial accounting board "FASB" or other standards settings bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Significant Provisions of the Company's Limited Liability Agreement

The equity interests of the Company are owned by an individual and two trusts. The Company has Series A and Series B share interests. The Company has authorized 1,000,000 share interests. As of December 31, 2020, the Company has issued and outstanding 100 shares of Series A Share Interests ("Series A") and 999,900 shares of Series B Share Interests ("Series B").

Each Series A member shall be entitled to one vote with respect to the conduct of the business of the Company on all matters. Series B members do not have voting rights with respect to the business of the Company or otherwise.

The Company's profits and losses shall be allocated to each member in proportion to their share interests owned, without regard to class.

The Company's duration is perpetual. The Company can be dissolved as a result of the following events: bankruptcy; decision of the members holding a majority of the share interests to dissolve the Company; sale or disposition of all or substantially all of the Company's property; or dissolution of the Company pursuant to operation of law or judicial decree.

Upon wind down or dissolution of the Company, the members shall be entitled to receive, after paying or making reasonable provision for all of the Company's creditors to the extent required by the membership agreement, the remaining funds of the Company, pro rata in proportion of positive balances in the capital accounts in the Company.

Note 4 - Fair Value Measurements

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents and accrued liabilities, approximate their fair values due to their short maturities.

Note 5 - Related Party Transactions

The Company is affiliated with several other companies that are owned and controlled by the same individual that owns and controls the Company. These companies are Sheshunoff Management Services, LP ("SMS"), ASCIB, LP ("ASCIB"), and AS Agency, LLC ("ASA"). The Company and its affiliates are under common control and the existence of that control creates operating results and a financial position that can be significantly different than if the companies were autonomous.

Related party revenue from agreements with ASCIB and ASA includes commission income on merger and acquisition transactions with the affiliates. The Company earned $308,612 of its related party commissions and professional fee revenue during 2020 from ASCIB and $258 from ASA.

The Company incurred labor expenses and related party commission expenses of $293,333 related to its revenue and expense sharing agreement with ASCIB.

The Company is economically dependent on its affiliates.

Note 6 – Commitments and Contingencies

Litigation
The Company from time to time maybe involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threaten against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

COVID-19
In March 2020, the World Health Organization declared a global pandemic related to the proliferation of the Covid-19 virus. Significant uncertainty about the duration and effect of the pandemic has created uncertainty in the current environment with several states and local governments recommending significant decreases in person to person interaction in addition to changes in other common business practices during the duration of the pandemic including the temporary closures of all non-essential businesses. Because of the uncertainty the pandemic will have on the current business environment, management is unable to estimate the potential impact on the company's operations.

Note 7 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital and net capital requirements of $56,117 and $5,000, respectively, which was $51,117 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was 0.01 to 1.

Schedule I

AFFILIATED BANKERS CAPITAL, LLC

Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2020

Total members' equity qualified for net capital	$ 56,117
Deductions and/or charges	
Non-allowable assets:	
Prepaid related party expenses	-
Total deductions and/or charges	-
Net capital before haircuts on securities	$ 56,117
Haircuts on securities	-
Net capital	$ 56,117
Aggregate indebtedness	
Related party Payable	-
Deferred Revenue	$ -
Total aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 51,117
Excess net capital at 10% of aggregate indebtedness or 120% of minimum net capital required	$ 56,117
Ratio of aggregate indebtedness to net capital	0.01 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15C3-1 as of December 31, 2020, as reported by Affiliated Bankers Capital LLC. On January 25, 2021 on forms X-17A-5 accordingly no reconciliation is deemed necessary.

See notes to the financial statements and report of independent registered public accounting firm.

AFFILIATED BANKERS CAPITAL, LLC
Schedule II and Schedule III
December 31, 2020

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

With respect to the computation for determination of reserve requirements under Rule 15c3-3, the company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No.34-70073 dated July 30,2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does hold customer funds or securities.

Schedule III
Information Relating to The Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

With respect to the information relating to the possession and control requirements under Rule 15c3-3, the company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 14-70073 dated July 30,2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does hold customer funds or securities.

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Affiliated Bankers Capital, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2020, in which Affiliated Bankers Capital, LLC. does not claim an extension under paragraph (k) of 17 C.F.R § 240. 15c3-3. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Affiliated Bankers Capital, LLC, compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 10, 2021

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

Affiliated Bankers Capital, LLC Exemption Report

Affiliated Bankers Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to *(include all that apply, for example,)*: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Affiliated Bankers Capital, LLC

I, John Adams, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

By: John Adams

Title: Principal and Head of Investment Banking

February 10, 2021